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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52806

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/2020</u> AND ENDING <u>12/31/2020</u>
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bradesco Securities, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Ave , 32nd Fl
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Isabela Behar   212-888-9142
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Isabela Behar _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Bradesco Securities, Inc. _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

Signature

_____
CCO

Title

NOT NOTARIZED DUE TO COVID-19
_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bradesco Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2011.

New York, New York
March 1, 2021

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	11,972,237
Receivables from clearing organization		16,136,120
Securities owned, at fair value		10,438,261
Equipment and leasehold improvements at cost		
(net of accumulated depreciation and amortization of $1,822,723)		1,278,362
Right of use assets		12,066,921
Receivables from affiliates		5,540,787
Taxes receivable		24,134
Deferred tax assets		1,114,286
Other assets		218,733
Total assets	$	58,789,841

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	6,709,632
Lease liability		12,116,517
Taxes payable		140,366
Total liabilities		18,966,515
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		17,823,326
Total stockholder's equity		39,823,326
Total liabilities and stockholder's equity	$	58,789,841

See accompanying notes to Statement of Financial Condition.

1

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)
Notes to Statement of Financial Condition

December 31, 2020

(1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of initial public offering (IPO) securities on behalf of the Bank and distributes the Bank's research outside of Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora de Titulos e Valores Mobiliarios (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment / receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, during the reporting period, are affected by these estimates, the most significant of which are disclosed in the notes to the Statement of Financial Condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates.

(d) Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2020 the Company had a $16,136,120 receivable from clearing organization, of which $100,000 held in deposit as required by the clearing agreement.

(e) *Securities Transactions*

Investment securities owned, representing U.S. dollar denominated Euro Bonds (Euro Bonds) and U.S. Treasury Notes, are carried at fair value. See note 3 for more information.

Securities transactions are recorded on a trade date basis.

(f) *Right-of-use assets and lease liabilities*

Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842, Leases. The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2020 are as follows:

2021	$ 875,876
2022	1,327,588
2023	1,416,678
2024	1,416,678
2025-2031	9,394,940
Total undiscounted lease payments	$ 14,431,760

The imputed interest included in computation of the lease liability as of December 31, 2020 was $2,315,239.

The Company leases certain office space from the Bank. The lease is for a ten-year term expiring in 2031. It has been classified as an operating lease and is included in the data presented above.

(g) *Deferred Taxes*

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between the carrying amounts of existing assets and liabilities on the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

(h)   *Equipment and Leasehold Improvements*

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(i)   *Fair Value of Financial Instruments*

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with ASC 820, Fair Value Measurement. Securities owned and short term investments are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2020

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

(3)   Fair Value of Assets

As of December 31, 2020, the Company has the following assets held at fair value:

	Level 1	Level 2	Level 3	Total at fair value
Assets				
Euro bonds	$ -	$ 5,280,594	$ -	$ 5,280,594
United States treasury notes	5,157,667	-	-	5,157,667
Total assets at fair value	$ 5,157,667	$ 5,280,594	$ -	$ 10,438,261

(4)   Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provides and accounts for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Corretora. As of December 31, 2020, the receivable related to these activities was $5,540,787 and was included in receivables from affiliates on the statement of financial condition.

At December 31, 2020, cash and cash equivalents included in the accompanying Statement of Financial Condition consists of operating accounts with the Branch and amounted to $11,972,237.

(5)   Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2020, are summarized as follows:

Equipment	$ 1,010,040
Furniture and fixtures	630,585
Leasehold improvements	1,460,460
Less accumulated depreciation and amortization	(1,822,723)
Total	$ 1,278,362

(6)   Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

(7)   Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2020 are summarized as follows:

Deferred tax assets:	
Accrued bonuses	$ 1,587,342
Capital loss	165,996
Leases - lease liability	2,596,474
Total deferred tax assets	
before valuation allowance	4,349,812
Less valuation allowance	(165,996)
Total deferred tax assets	4,183,816
Deferred tax liability:	
Unrealized (gains)/losses on investments	(178,965)
Unrealized (Gain)/Loss - Treasury Bills	(33,600)
Depreciation	(271,119)
Leases - right of use	(2,585,846)
Total deferred tax liability	(3,069,530)
Net deferred tax assets	$ 1,114,286

In 2020, the company incurred a capital loss of $774,625 which will expire if unused by 2025.

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. After consideration of all relevant evidence, including history of pre-tax earnings, Management believes that it is more likely than not that a benefit will be realized for all but one of its federal, state and local deferred tax assets. Regarding the deferred tax asset related to capital loss, the Company does not expect to generate sufficient capital gains in the future in order to utilize the capital loss carry-forward. Because of this, Management has reflected a full valuation allowance of $165,996.

(8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company had net capital of $14,037,464, which was $13,787,464 in excess of its required net capital of $250,000.

(10) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(11) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contractual amount of the transaction.

(12) Recent Adopted Accounting Pronouncements

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326), which replaced the incurred loss model with the current expected credit loss (CECL) model. The CECL impairment model utilizes historical information and forecasts of future economic conditions to determine expected credit losses over the contractual life of a given instrument. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable. The Company evaluated this guidance and determined that this standard does not have an impact on its financial statements.

(13) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in this statement of financial condition through March 1, 2021, which is the issuance date of this statement of financial condition.

There were no subsequent events which would require adjustment to or disclosure within the statement of financial condition.